Echo Therapeutics, Inc.
8 Penn Center
1628 JFK Blvd, Suite 300
Philadelphia, PA 19103

September 22, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. Gary Todd

Re:         Echo Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 18, 2011
Form 10-Q for the quarterly period ended March 31, 2011
Filed May 13, 2011
File No. 000-23017

Ladies and Gentlemen:

This letter sets forth the response of Echo Therapeutics, Inc. (“the Company”, “we”, or “our”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 20, 2011.

Each of the Staff’s comments is restated below in bold type and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2010

Item 8. Financial Statements

Consolidated Balance Sheets, page F-2

1.
We refer to your presentation of preferred stock as a component of stockholders’ equity. Please tell us how you considered the guidance in FASB ASC 480-10- S99-3A in determining that it is appropriate to classify your preferred shares as permanent equity.

As background for the Staff, our Board of Directors has designated three types of preferred stock, as follows:

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September 22, 2011

•	Series B Preferred Stock – 40,000 shares authorized; $10,000 per share face amount, par value of $0.01

•	Series C Preferred Stock – 10,000 shares authorized; $0.01 per share face amount, par value of $0.01

•	Series D Preferred Stock – 3,600,000 shares authorized; $1.00 per share face amount, par value of $0.01

The following is a summary of the relative redemption rights, preferences, privileges, powers and restrictions of these three series of preferred stock, as well as an analysis and conclusion as to the proper balance sheet classification of the preferred stock (i.e., Equity versus Liability).

Redemption

Series B Preferred Stock – The Company shall be obligated to redeem the Series B Preferred Stock within 2 business days following the occurrence of any of the following events:
•
In the event that the Company completes an equity or equity-linked financing with gross proceeds of $8 million or greater, the Company shall redeem 100% of outstanding Series B Preferred Stock including accrued and unpaid dividends.

•
In the event that the Company completes an equity or equity-linked financing with gross proceeds of $5 million or greater, the Company shall redeem 50% of outstanding Series B Preferred Stock including accrued and unpaid dividends.

•
In the event that the Company completes an equity or equity-linked financing with gross proceeds of less than $5 million, the Company shall redeem 20% of outstanding Series B Preferred Stock including accrued and unpaid dividends.

•
In the event that the Company receives proceeds from any licensing partnership or similar agreement, the Company shall use 20% of the gross proceeds to redeem outstanding Series B Preferred Stock including all accrued and unpaid dividends.

•
In the event that the Company completes a merger or consolidation of the Company with or into another corporation, or the sale of all or substantially all of the Company’s properties or assets to any other person, the Company shall use the gross proceeds of such transaction to redeem the outstanding shares of Series B Preferred Stock including all accrued and unpaid dividends.

The Company, at its option, also has the right to redeem in whole or in part the shares of Series B Preferred Stock upon notice duly provided to the holders. The redemption price per share shall be equal to the sum of the face amount ($10,000 per share) and the accrued and unpaid dividends.

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September 22, 2011

Series C Preferred Stock – The holders of Series C Preferred Stock have no redemption rights.

Series D Preferred Stock – The holders of Series D Preferred Stock have no redemption rights.

Complete details of the Series B, Series C, and Series D Preferred Stock and the related Certificates of Designations for each series were filed in Forms 8-K on July 7, 2009, June 29, 2009 and February 8, 2011, respectively.

Our analysis with respect to the Staff’s comment is as follows:

FASB ASC 480 requires an issuer to classify the following instruments as liabilities (or assets, in certain circumstances):

A financial instrument issued in the form of shares that is mandatorily redeemable—that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.

There are no such redemption rights in the Series C or Series D Preferred Stock.  For the Series B Preferred Stock, there is no “specified or determinable” date for redemption of these shares.  In addition, all the conditions under which Echo could be required to redeem the shares are not events that are “certain to occur”.

FASB ASC 480-10-25 further states:

If a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and, therefore, the instrument does not meet the definition of mandatorily redeemable financial instrument in this Subtopic. However, that financial instrument would be assessed at each reporting period to determine whether circumstances have changed such that the instrument now meets the definition of a mandatorily redeemable instrument (that is, the event is no longer conditional). If the event has occurred, the condition is resolved, or the event has become certain to occur, the financial instrument is reclassified as a liability.

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We monitor the resolution of the redemption triggers listed above necessary for redeeming the Series B shares and will reclassify to a liability when such conditions are resolved.

A financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer’s equity shares that is to be physically settled or net cash settled).

These represent outstanding shares.  Therefore, this paragraph is not applicable.

A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:
•	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares.
•
Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares.

•	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

The Series B, C and D Preferred Stock represent outstanding shares.  Therefore, this paragraph is not applicable.

According to FASB ASC 480-10-S99-3a and the application of ASR 268 the following definitions apply to the terms listed below as they are used in this section:

Preferred Stock Subject to Mandatory Redemption Requirements or Whose Redemption is Outside the Control of the Issuer  ("Redeemable Preferred Stock"). The term means any stock which (i) the issuer undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holders, or (iii) has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings. Under this definition, preferred stock which meet one or more of the above criteria would be classified as redeemable preferred stock regardless of their other attributes such as voting rights, dividend rights or conversion features.

Preferred Stocks Which Are Not Redeemable or Are Redeemable Solely at the Option of the Issuer  ("Non-Redeemable Preferred Stock"). The term means any preferred stock which does not meet the criteria for classification as a "redeemable preferred stock.

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September 22, 2011

There are no redemption rights in Series C or Series D Preferred Stock.  With respect to the Series B, it is not redeemable at a “fixed or determinable date”, the redemption rights are not at the option of the holders, and the conditional redemption rights are all within the control of the Company.  Further, under S99-3a-f, ordinary liquidation events do not necessarily result in an equity instrument being subject to ASR 268.  We believe the redemption provisions as described in the Series B certificate do not meet the definition of a ‘deemed liquidation event’ under that standard and therefore are not subject to ASR 268 and do not need to be classified outside of permanent equity.

We also note specifically Examples 5 and 6 in ASC 480-10-S99-10 and S99-11, respectively, which discuss redemption rights that include ‘change of control’ triggers.  We believe that the holders of the Series B shares are not able to exert substantial control over a vote of the Board of Directors regarding such a proposed change of control and therefore the related redemption is not outside the control of the Company.

Our conclusions for the balance sheet classification of these preferred securities are therefore as follows:

Series B Preferred Stock – Because all of the requirements for redemption are under the complete control of the Company and not solely under the control of the holders, and there are no unconditional or conditional obligations, the Series B shares are not mandatorily redeemable and should be classified as an equity instrument.

Series C Preferred Stock - Because there are no redemption rights and no unconditional or conditional obligations, and the Series C shares are convertible at any time by the holders (i.e., Optional Conversion), under the provisions of ASC 480 they should be classified as an equity instrument.

Series D Preferred Stock - Because there are no redemption rights and no unconditional or conditional obligations, and the Series D shares are convertible at any time by the holders (i.e., Optional Conversion), under the provisions of ASC 480 they should be classified as an equity instrument.

In future filings, we will broaden our footnote disclosures regarding the redemption provisions of the Series B Preferred Stock so that our conclusions regarding our balance sheet classification of redeemable preferred stock are more fully described.

Consolidated Statements of Operations, page F-3

2.
We acknowledge your response to comment 3. Please tell us in more detail about the analysis you performed in concluding that the engineering service reimbursements are revenue as opposed to an offset to research and development expense. In that

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September 22, 2011

regard, we see in your response to comment 8 that you describe the engineering service revenue as “reimbursement of research and development efforts.”

As background for the Staff, in the May 27, 2009 license agreement between us and Ferndale Pharma Group, Inc., Ferndale agreed to pay us for certain product development fees and costs connected with the development of the Prelude device. More details of the agreement are discussed below in our response to the Staff’s Comment #3.

We had engaged Farm Design to complete this product development work on Ferndale’s behalf, as well as other unrelated projects not covered under the licensing agreement. Farm Design completed the development work contemplated under the Ferndale contract.  Farm Design invoiced us for these services and we, in turn, invoiced Ferndale for the Prelude-related development work (without any additional mark up), which was recorded by us as Revenues in our Statement of Operations.

In arriving at the accounting for these invoicing transactions, we were required to consider whether this revenue received from Ferndale should be recorded on a gross basis as Revenues or should it be shown “net” as a reduction to our Research and Development expenses.

FASB ASC 605-45-45 of the codification addresses gross versus net reporting.  Specifically, there are eight different indicators that may support gross revenue reporting.  Of these eight indicators, the following are present in the contract between Ferndale and us:

The Entity Is the Primary Obligor in the Arrangement

45-4 Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment…

The Entity Has Latitude in Establishing Price

45-8 If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer…

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The Entity Has Discretion in Supplier Selection
45-10 If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

 The Entity Is Involved in the Determination of Product or Service Specifications

45-11 If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer…

The Entity Has Credit Risk

45-13 If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

Furthermore, the following indicators for net revenue reporting as outlined in the codification at FASB ASC 605-45-45 are not present in the contract between Ferndale and us:

Indicators of Net Revenue Reporting

45-15 The following three indicators may support reporting net revenue.

The Entity's Supplier Is the Primary Obligor in the Arrangement

45-16 Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity's role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

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The Amount the Entity Earns Is Fixed

45-17 If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

The Supplier Has Credit Risk

45-18 If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

Based on our consideration of these factors, we believe gross revenue presentation is appropriate for reporting these transactions and not on a net basis as a reimbursement of research and development expenses.  We presented the related revenues gross in the Statement of Operations and concluded that the corresponding expenses that we incurred from Farm Design should also be recorded on a gross basis under Research and Development Expenses. Based in part on our review of the periodic SEC filings of other biotech and medical device companies with similar arrangements in our industry, we believe this is standard industry practice with respect to this type of pass through R&D reimbursement under licensing agreements and development collaborations.

Note 2. Summary of Significant Accounting Policies, page F-7

Licensing and Other Revenue Recognition, page F-10

3.
We acknowledge your response to comment 8. Please respond to the portion of the comment requesting arrangement specific factors. In that regard, please tell us in more detail about your underlying performance requirements related to the agreements for which you determined the revenue recognition period should occur “between the initial licensing contract execution and the anticipated FDA approval date for the related product.” Also, explain to us how you determined the expected timing of FDA clearance. For instance, with respect to Symphony, we see that you cannot yet conclude that FDA clearance is probable.

As background for the Staff, the details of the Ferndale and Handok licensing agreements are as follows:

•	Ferndale: On May 27, 2009, we entered into a License Agreement with Ferndale Pharma Group, Inc. pursuant to which we granted Ferndale a license in North America and the

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•
United Kingdom to develop, assemble, use, market, sell and export the Company’s Prelude® SkinPrep System for skin preparation prior to the application of a topical analgesic or anesthetic cream for local dermal anesthesia or analgesia prior to a needle insertion or IV procedure. We received a licensing fee of $750,000 upon execution of the Agreement. In addition, we will receive a payment of $750,000 within ninety days after receipt of the United States Food and Drug Administration’s 510(k) medical device clearance of Prelude. Ferndale will pay us an escalating royalty on net sales of the product. We will also receive milestone payments based on Ferndale’s achievement of certain net sales targets of the product, as well as guaranteed minimum annual royalties, totaling an additional $12.6 million. Pursuant to the terms of the Agreement, Ferndale is responsible for all product development fees and costs, and for all regulatory filings, for the final development of Prelude in the territory. The term of the agreement shall extend until the later of (i) the tenth anniversary of the first commercial sale within the scope of the field in the territory or (ii) expiration of the last to expire of the patents in the territory. Upon the expiration of the agreement, Ferndale shall have a paid-up license and shall continue to have all rights under the agreement, but shall have no obligation to pay us any further royalties on sales of the product.

•
Handok: On June 15, 2009, we entered into a License Agreement with Handok Pharmaceuticals Co., Ltd. pursuant to which we granted Handok a license to develop, use, market, sell and import our Symphony® tCGM System for continuous glucose monitoring for use by medical facilities and/or individual consumers in South Korea.   Handok paid us a licensing fee of $500,000 upon execution of the License Agreement. In addition, we will receive milestone payments upon receipt of the United States Food and Drug Administration’s clearance of Symphony and upon the first commercial sale of Symphony in South Korea. Handok will also pay us a royalty on net sales of Symphony. Finally, we will receive milestone payments based on Handok’s achievement of certain other targets.  Pursuant to the terms of the License Agreement, Handok is responsible for all product development fees and costs, and for all regulatory filings, for the final development of Symphony in South Korea.   The term of the License Agreement shall extend until the later of (i) the tenth anniversary of the first Commercial Sale within the scope of the Field in South Korea or (ii) expiration of the last to expire of the Patents in South Korea. Upon the expiration of the License Agreement, Handok shall have a paid-up license and shall continue to have all rights under the License Agreement, but shall have no obligation to pay us any further royalties on sales of Symphony.

A more complete description of the Ferndale and Handok licensing arrangements and the agreements themselves are included in Forms 8-K filed on May 29, 2009 and June 19, 2009, respectively.

Under the Ferndale agreement, we believe our performance requirements under the contract are substantially to conduct additional product research and development work on their behalf (as more fully described in our response to the Staff’s Comment #2 above), both

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internally and by third-party vendors, as well as assist in Ferndale’s regulatory filings and other activities leading up to and surrounding US FDA clearance.  At that time, the performance requirements under the licensing agreement substantially shift to the licensee, and primarily relate to the manufacturing, selling, marketing and distribution of the resultant product.

Under the Handok agreement, we believe our performance requirements under the contract are substantially to assist in Handok’s local regulatory filings and other activities leading up to and surrounding the South Korea FDA clearance.  At that time, the performance requirements under the licensing agreement substantially shift to the licensee, and primarily relate to the manufacturing, selling, marketing and distribution of the resultant product.

In determining the deferral period, we considered that, in the absence of a better method of recognizing revenue over the performance period, the straight line method is the default method and common industry practice with these types of nonrefundable upfront licensing fees. The estimate of projected FDA clearance used at the time of filing the Form 10-K and other periodic reports was our best estimate of the performance period based our historical experience and that of other companies in obtaining FDA clearance for similar medical devices, as well as guidance from the FDA, work plans from our key manufacturing and development partners, and our own internal operating plans and budgets. The estimated timelines were consistent with the information we provided to the public in our periodic SEC reporting, as well as in scientific, banking and investor presentations.

We believe that it is reasonably “possible” that we will achieve the appropriate regulatory clearances on each of these products in the time frames that we currently estimate.  With respect to Symphony and our inability to conclude that the timing of FDA clearance with respect to restricted stock grants, we believe the substantially higher standard that these FDA clearances are “probable,” as is required when we consider whether or not to recognize share-based compensation expense on our grants of restricted stock, which has, in our estimation, not been achieved yet, and is a completely separate and distinct consideration from the standard used in recognizing revenues related to upfront licensing payments.

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If you would like additional information or want to discuss our responses to your comments, please contact the undersigned via telephone at (215) 717-4100 or via e-mail at cschnittker@echotx.com.

Very truly yours,

/s/ Christopher P. Schnittker
Christopher P. Schnittker, CPA
Chief Financial Officer